[PHILLIPS-VAN HEUSEN CORPORATION LETTERHEAD]

April 6, 2006

Mr. Michael Moran, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Re:

Phillips-Van Heusen Corporation
Form 10-K for the year ended January 30, 2005
Filed April 14, 2005
File No. 1-07572

Dear Mr. Moran:

Reference is made to your letter of March 30, 2006. On behalf of Phillips-Van Heusen Corporation, set forth below are both the comment from your letter and our response.

Form 10-K for the Fiscal Year-End January 30, 2005

1.

We note your response to comment four of our letter dated February 9, 2006.  Paragraph 17 of SFAS 131 and EITF Issue no. 04-10 indicate that operating segments must have similar economic characteristics in order to justify aggregation into one reportable segment.  Further, aggregation of operating segments requires that all aggregation criteria are met in the case of operating segments that exceed certain quantitative thresholds.  It appears that the gross margins for the three years ended 2004 are materially different among your operating segments.  Furthermore, it does not appear that your wholesale and retail businesses represent similar distribution channels.  It appears that footwear and clothing such as shirts are not similar products given the different materials used to produce these products and the general nature of the product itself.  Please revise your segment disclosures included in the notes to the financial statements included in your Form 10-K for the year ended January 29, 2006.  Provide to us a draft of your proposed disclosure and the justification for aggregation of operating segments into reportable segments.

We agree with the Staff that all criteria of SFAS 131 paragraph 17 must be satisfied to aggregate operating segments.  Those criteria state that two or more operating segments may be aggregated into a single operating segment if (i) aggregation is consistent with the objective and basic principles of the Statement, (ii) the operating segments have similar economic characteristics, and (iii) the operating segments are similar in each of the following areas:

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The type or class of customer for their products and services.

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The nature of the production processes.

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The nature of the products and services.

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The methods used to distribute their products or provide their services.

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If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

We believed that the aggregation of our divisions into the Apparel and Related Products segment and the Calvin Klein Licensing segment was acceptable under SFAS 131, as we operate our businesses in a brand-centric manner, which includes managing the marketing of our various brands across multiple channels of distribution.  However, we do acknowledge the Staff’s view that the retail and wholesale divisions that

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April 6, 2006

comprise the Apparel and Related Products segment may achieve different gross margin rates and have different types of customers.  As a result, effective with our annual report on Form 10-K for the fiscal year ended January 29, 2006, we would propose that we disaggregate our Apparel and Related Products segment into a Wholesale Apparel and Related Products segment and a Retail Apparel and Related Products segment.  Our Calvin Klein Licensing segment would remain as currently reported.  (As discussed in our March 22, 2006 letter to you (the “March 22 Letter”), we aggregate the results of our Calvin Klein Licensing division and Calvin Klein Advertising division into our Calvin Klein Licensing segment.  Please see the March 22 Letter for a description of those divisions and our analysis of the factors in paragraph 17 of SFAS 131 as the basis for aggregation.)  All prior periods presented would be reclassified to present our segment information on a consistent basis.

The following is our analysis of our operating divisions under paragraph 17 of SFAS 131 that serves as the basis for our belief that all of our wholesale divisions may be aggregated into the Wholesale Apparel and Related Products segment, and all of our retail divisions may be aggregated into the Retail Apparel and Related Products segment.  Our wholesale divisions are the Dress Shirt Group, Izod Sportswear, Van Heusen Sportswear, Arrow Sportswear, Geoffrey Beene Sportswear, Private Label Sportswear (discontinued at the end of 2004), Calvin Klein Sportswear, and Bass Wholesale (discontinued at the end of 2003).  Our retail divisions are Bass Retail, Izod Retail, Van Heusen Retail, Geoffrey Beene Retail, Calvin Klein Collection Retail and Calvin Klein Company Stores.  Reference is made to the March 22 Letter in which we provide a general description of each of these divisions.

Wholesale Apparel and Related Products Segment Analysis

Our wholesale dress shirt and sportswear divisions procure product for sale to retailers, including department stores, mid-tier department stores and specialty stores.  We manage many aspects of our wholesale divisions centrally (including back-office operations, warehousing, distribution, sourcing and information technology) and they report to our Vice Chairman-Wholesale.  We believe it is appropriate to aggregate these divisions into our Wholesale Apparel and Related Products segment.  This aggregation is based on the following analysis as required by paragraph 17 of SFAS 131.

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Similarity of Economic Characteristics – Our wholesale dress shirt and sportswear divisions are economically similar in multiple respects.  The following discussion of gross margin rates, dependence on the U.S. retail sector and similarity of business models addresses certain factors that we believe are indicators of economic similarity for purposes of determining reportable segments:

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Gross Margin Rates – All of our wholesale divisions operate in the same economic environment.  When markdowns are required to promote product, we tend to see equal declines across our wholesale division’s profitability due to markdown allowance programs with our wholesale customers.  Specifically with respect to gross margin rates, Exhibit C to the March 22 Letter shows a 2003 Dress Shirt gross margin rate of 33.8% and a Sportswear gross margin rate of 27.3%.  For 2004, the Dress Shirt gross margin rate was 35.5% and the Sportswear gross margin rate was 29.8%.  The Sportswear gross margin rate in 2004 was negatively impacted by the start-up costs of our Calvin Klein Sportswear division.  For 2005, which was not included on Exhibit C, the gross margin rates were 34.9% for Dress Shirts and 34.0% for Sportswear.

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Dependence on U.S. Retail Sector – Virtually all sales of our wholesale dress shirt and sportswear divisions occur in the United States.  The strength of sales and overall profitability of these divisions are affected directly by the U.S. retail market for apparel.

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Business Model Similarity – All of our wholesale dress shirt and sportswear divisions are affected by consumer tastes and trends with respect to fashion.  This is amplified by the fact that each of our currently operating sportswear divisions relates to a brand under which we also sell dress shirts and the imagery, marketing and styling of both categories is identical.  Additionally, the divisions source merchandise internationally, typically from the same areas of the world, and seek to maximize quality while minimizing cost and delivery times.  Freight

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April 6, 2006

and duty costs are included in inventory costs for all of our wholesale divisions, as are the royalties we pay to the licensors of the brands that we license rather than own.

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Similarity of Operating Divisions – Our wholesale dress shirt and sportswear divisions are operationally similar with respect to each of the five areas required under paragraph 17 of SFAS 131.  We believe that the following discussion of types of customers, production process, nature of products, methods of distribution and regulatory environment demonstrates the similarity of the operating divisions for purposes of determining reportable segments:

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Type or Class of Customer – Our customers for each of our wholesale divisions are retailers, including department stores, mid-tier department stores and specialty stores.  The customer is the same, regardless of whether we are marketing dress shirts or sportswear, and most of our customers indeed purchase both dress shirts and sportswear from us for resale in the same stores.  We note that for internal reporting purposes we attribute certain royalty revenues we receive from licensing our trademarks to our wholesale dress shirt and sportswear divisions.

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Production Process – All of our dress shirts and sportswear products are produced in third party textile factories with raw material fabrics including cotton, nylon, and polyester, being cut and stitched into a finished product.  All of our wholesale divisions procure the majority of their inventory overseas, mostly in the Far East, with the help of our centralized sourcing offices.

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Nature of Products – Our dress shirts and sportswear represent similar products.  We note the following:

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Consumer Usage – The items are worn by consumers, either at work or at leisure, for comfort, style and warmth.

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Consumer Purchase – The items are often purchased together by consumers to make an outfit or other coordinated group of articles, dress shirts are often worn with sportswear bottoms, and sport shirts can be worn with dress slacks and sports coats.

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Taxability – States and localities that exempt apparel from sales tax make no distinction between dress shirts and sportswear.

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Methods Used for Distribution – Our wholesale dress shirt and sportswear divisions derive revenues principally from selling to department stores, mid-tier department stores and specialty stores.  There is no distinction in distribution method between our wholesale dress shirt and sportswear divisions.  As noted above, many of our customers purchase both dress shirts and sportswear from us, and we use our centralized distribution network to fulfill customer orders.  Dress shirt and sportswear shipments to customers are often made from the same warehouse, and many times in the same truck.

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Nature of Regulatory Environment – Not applicable.

Evaluation Summary – We believe the foregoing demonstrates that all of the applicable aggregation criteria in paragraph 17 of SFAS 131 indicate that our wholesale dress shirt and sportswear divisions may be aggregated into our Wholesale Apparel and Related Products segment.

Retail Apparel and Related Products Segment Analysis

In addition to our wholesale businesses, we operate a number of retail divisions under different brand formats.  Our retail divisions are supported by an extensive centralized back-office and distribution network, with all goods coming through one dedicated warehouse.  We believe it is appropriate to

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April 6, 2006

aggregate our retail divisions into our Retail Apparel and Related Products segment. This aggregation is based on the following analysis as required by paragraph 17 of SFAS 131.

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Similarity of Economic Characteristics – As with our wholesale divisions, our retail divisions share economic similarity based on their dependence on the U.S. retail sector and being subject to consumer tastes and trends with respect to fashion.  Also, as with our wholesale divisions, our retail divisions experience similar gross margin rates.  We plan all of our retail divisions to operate within a tight range of margin performance (generally, in the mid-40% range).  Seasonal trends and other factors (such as variations in seasonal weather (e.g., an unusually mild winter that may result in a division having excess inventory of winter outerwear that was purchased in anticipation of a typical winter, whereas other divisions were not as heavily invested in outerwear), shrinkage (store theft) issues and poor customer reaction to a division's product offerings) may from year to year require markdowns that can impact one division more dramatically than another.  As noted on Exhibit C to the March 22 Letter, our retail divisions, excluding Calvin Klein Collection Retail which is discussed below, had a range of gross margin rates in 2003 of 41.9% to 49.9%, and in 2004 had a range of gross margin rates of 45.9% to 51.1%.  (Note: For 2005, which was not included on Exhibit C, the range of gross margin rates was 45.2% to 50.0%).

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Similarity of Operating Divisions – Our retail divisions are operationally similar with respect to each of the five areas required under paragraph 17 of SFAS 131.  We believe that the following discussion of types of customers, production process, nature of products, methods of distribution and regulatory environment demonstrates the similarity of the operating divisions for purposes of determining reportable segments:

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Type or Class of Customer – Our retail stores are located primarily in U.S. outlet centers.  As a result, the customers for each of our retail divisions are consumers shopping for apparel and related products in the outlet venue in the United States.  Furthermore, virtually all centers feature stores from at least two of our retail divisions and most feature several or all of our retail divisions.  We often run promotions that provide customers with discounts to all of our stores in a center or allow purchasers at one store to enjoy discounts at other stores in the center.  The results of these promotions indicate that the same consumers often shop in the stores of more than one of our retail divisions.

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Production Process – The product procurement process is the same for all of our retail divisions.  Each division purchases the majority of its inventory overseas with the help of our centralized sourcing offices.  Additionally, the same vendors and third party manufacturers often provide products to two or more of our retail divisions.

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Nature of Products – The nature of the products sold by our retail divisions is similar and consistent with each brand’s overall lifestyle and marketing strategy.  All of our retail divisions have as a centerpiece of their product offering a vast assortment of men’s and women’s apparel, including sportswear tops and bottoms, outerwear, dress shirts and neckwear.  All of our retail divisions also sell to varying degrees and in varying mixes related products such as fragrances, sunglasses, watches, footwear, luggage, wallets, belts and other accessories.  We do not calculate or report operating results to senior management or our board of directors based on product line.  We manage and assess performance for each retail division as a whole.

The Staff has raised a question about a potential difference in the products sold by our Bass Retail division as compared to our other retail divisions, specifically apparel as opposed to footwear.  As noted above, all of our retail divisions, including Bass Retail, offer men’s and women’s apparel, along with a mix of products that varies based on the division, and within each division, by store, due to seasonal, geographic and other factors.  As such (and without stating our reasons why we think there should not be a distinction between apparel and footwear), we do not believe that the distinction between apparel and footwear that the Staff

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April 6, 2006

raised has as much relevance to our company as it may in other instances.  While Bass Retail is our only retail division in which apparel and accessories do not represent the majority of the division’s sales, it is not the only division that offers, or has offered, footwear, as footwear can be relevant to the lifestyle presentation we want to make for each of our brands.  Furthermore, it should be noted that footwear as a percentage of sales in our Bass stores was approximately 54%, 57% and 59% in 2005, 2004 and 2003, respectively.  These percentages demonstrate that the Bass Retail division has a broad product offering of apparel and accessories to complement the Bass lifestyle.  Additionally, footwear represents less than 10% of PVH’s total revenues in each of such years and is not to be presumptively treated as a separate segment.

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Methods Used for Distribution – Virtually all revenues in our retail divisions occur in outlet stores in the United States.  We supply our retail stores through an internal distribution network with centralized warehousing and use centralized inventory tracking systems.

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Nature of Regulatory Environment – Not applicable.

Evaluation Summary – We believe the foregoing demonstrates that all of the applicable aggregation criteria in paragraph 17 of SFAS 131 indicate that our retail divisions may be aggregated into our Retail Apparel and Related Products segment.

Other Aggregation Items

Calvin Klein Collection Retail Division – As noted in the March 22 Letter, this division sells Calvin Klein Collection branded high-end collection apparel and accessories through our own full price retail stores which, during the periods to be reported were located in New York City, Dallas and Paris.  (The stores in Dallas and Paris were closed in the fourth quarter of 2005.)  In connection with the proposed separation of the Apparel and Related Products segment into the Wholesale Apparel and Related Products and Retail Apparel and Related Products segments described above, we propose to aggregate this division in the Retail Apparel and Related Products segment.  While the gross margin rate of this division is outside the range of gross margin rates achieved by our other retail divisions, we believe that aggregation into the Retail Apparel and Related Products segment is appropriate because the Calvin Klein Collection Retail division shares a number of the aggregation criteria with our retail divisions.  Additionally, we believe such aggregation is acceptable because of the immateriality of the one remaining Calvin Klein Collection store, which is expected to generate less than ½ of 1% of our revenues and assets in the future and less than 2% of the combined profits of the operating segments we expect to be profitable in the future.  Each of these quantitative thresholds is below the 10% threshold for presumptive treatment as a separate segment under SFAS 131.

Wholesale Footwear Division – During our fiscal 2003 year and prior years, we had a Bass Wholesale division that sold footwear on a wholesale basis.  This business was exited in fiscal 2004 upon the licensing of the business to a third party effective the first day of that fiscal year.  As discussed above, we acknowledge that the Staff has suggested that footwear and apparel may be different types of products based on the different types of raw materials used in their production and we note again that we do not necessarily agree that such a distinction should be made.  However, we think we need not discuss whether this distinction should be made because we exited our footwear wholesale business after fiscal 2003.  As a result, we believe our Bass Wholesale division may be aggregated (and propose to aggregate Bass Wholesale for 2003) with our other wholesale divisions because Bass Wholesale comprised just 4% of our consolidated revenues and 2% of our total assets in fiscal 2003 and the division did share several of the aggregation criteria with our other wholesale divisions and, as such, aggregation would not be misleading.

Presumptive Segmentation – The Staff raised a question on a call with representatives of the Company held on April 5, 2006, about operating divisions that represented more than 10% of our revenues during a reported year because of the presumption under SFAS 131 that these divisions be treated as separate segments, unless all of the criteria of paragraph 17 of SFAS 131 were satisfied with respect to the divisions with which the 10% operating division was proposed to be aggregated.  The Staff members on the call

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April 6, 2006

specifically noted our Van Heusen Retail division in this regard.  As was noted by us on the call and as is discussed above, we believe our wholesale divisions and retail divisions satisfy all of the criteria of paragraph 17 of SFAS 131 to be aggregated into the proposed Wholesale Apparel and Related Products and Retail Apparel and Related Products segments, respectively.  As such, to the extent that our Van Heusen Retail division, and any other relevant division, has or does represent more than 10% of our revenues during a reported year, we believe that we may aggregate them into the relevant segment under SFAS 131.

Proposed Segment Disclosures

As requested by the Staff, the following is a draft of the introduction to our Segment Data footnote which we intend to include in our 2005 Form 10-K and Annual Stockholders Report:

SEGMENT DATA

The Company manages it operations through its operating divisions, which are aggregated into three reportable segments: Wholesale Apparel and Related Products, Retail Apparel and Related Products and Calvin Klein Licensing.

Wholesale Apparel and Related Products Segment - The Company aggregates its wholesale dress shirt and sportswear divisions into the Wholesale Apparel and Related Products segment.  This segment derives revenues primarily from marketing dress shirts and sportswear under the brand names Van Heusen, IZOD, Geoffrey Beene, Arrow, Kenneth Cole New York, Kenneth Cole Reaction, Calvin Klein, Calvin Klein Collection, ck Calvin Klein, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Chaps, Sean John, and Donald J. Trump Signature Collection to department, mid-tier and specialty stores.  In addition, this segment includes the operations of the Company's G.H. Bass wholesale footwear division, which was exited at the end of 2003.

Retail Apparel and Related Products Segment – The Company aggregates its retail outlet divisions into the Retail Apparel and Related Products segment.  This segment derives revenues principally from operating retail stores, primarily in the outlet channel of distribution, which sell apparel, footwear and accessories under the brand names Van Heusen, IZOD, Geoffrey Beene, Calvin Klein, and Bass.  In addition, the Company aggregates the results of its Calvin Klein Collection Retail division into the Retail Apparel and Related Products segment.  This division sells Calvin Klein Collection branded high-end collection apparel and accessories through our own full price retail stores, which during 2003, 2004 and 2005 were located in New York City, Dallas and Paris.  The stores in Dallas and Paris were closed in the fourth quarter of 2005.

Calvin Klein Licensing Segment – The Company aggregates the results of its Calvin Klein licensing and advertising divisions into the Calvin Klein Licensing segment.  This segment derives revenues from licensing and similar arrangements worldwide relating to the use by third parties of the Calvin Klein Collection, Calvin Klein, and ck Calvin Klein brands for a broad array of products and retail services.

In the fourth quarter of 2005, the Company re-evaluated the way it aggregated its operating divisions into its reportable segments under FASB Statement No. 131.  Previously, the Company aggregated its divisions into two segments: i) Apparel and Related Products segment, and ii) Calvin Klein Licensing segment.  The Apparel and Related Products segment has been disaggregated into the Wholesale Apparel and Related Products and Retail Apparel and Related Products segments described above.  Prior year segment data has been reclassified for this change.

Michael Moran, Esq.

April 6, 2006

The following tables present summarized information by segment:

[Tables presenting segment revenue, operating profit, identifiable assets, depreciation and amortization, capital expenditures, and domestic vs. foreign revenues will be presented in our Form 10-K.]

Please call the undersigned (212-381-3508) if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the year ended January 30, 2005.

Very truly yours,

/s/ Vincent A. Russo

Vincent A. Russo
Vice President, Controller and

  Chief Accounting Officer

cc: Mr. Robert Babula, Staff Accountant